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August 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, press releases disclosed to the public on April 26, May 28, and July 31, 2002 respectively.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

Enclosure

dlw 8/27

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545 April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

01/051-006/2545 May 28, 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

01/051-011/2545

July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

01/051-006/2545 April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

01/051-006/2545 May 28. 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel .... the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-011/2545 July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel....the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545

April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-006/2545

May 28, 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A.. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel .... the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-011/2545 July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel....the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545 April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545

May 28, 2002

<u>**Sahaviriya Steel Industries introduced the new President and Executive Vice President**</u>

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel .... the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-011/2545

July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

01/051-006/2545 April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

01/051-006/2545 May 28. 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-011/2545 July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel....the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-006/2545

April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

01/051-006/2545 May 28. 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel .... the national industry for economic and social stability of the country

01/051-011/2545 July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

01/051-006/2545

April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545 May 28. 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

Steel .... the national industry for economic and social stability of the country

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

01/051-011/2545

July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

PRESS RELEASE

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545

April 26, 2002

SSI reports its performance for the first quarter of 2002

SSI reports net profit of Baht 289 million for the first quarter of 2002 due to higher sales volume. There is high opportunity for SSI to export after the anti-dumping (AD), countervailing duty (CVD) and the U.S. Section 201 investigations. In addition, SSI achieved the PM's Industry Award for the third consecutive year. However, it is afraid that Thai steel industry may be affected from the world steel crisis unless the government implements new other protective measures.

Mr. Sittichai Thiensathaporn, Executive Vice President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the first quarter of 2002 that the Company sold 476,158 tonnes of hot rolled coils in the amount of Baht 5,076 million, up from Baht 2,651 million in the first quarter of 2001. The company achieved a gross profit of Baht 806 million. After deducting selling and administrative expenses and interest expenses, the Company realized the net profit of Baht 289 million. Performance improvement is mainly attributed to higher sales volume. This was a result of temporary shutdown of certain domestic hot rolled coil producers as well as the imposition of surcharge measure causing a reduction in dumped imports from foreign countries. Another factor contributing to the performance improvement was a decrease in production costs, thanks to the lower cost of raw material compared with that of last year and an increase in production volume. At the same time, ongoing efforts to improve productivity and cut costs started to bear fruits this year. The Company's average selling price in the first quarter of 2002 was Baht 10,524 per tonne, slightly increasing from Baht 10,447 per tonne in the forth quarter of the previous year whereas sales volume surged by 43% from the forth quarter of 2001.

At present, the world steel industry suffers an imbalance between supply and demand. Because of the excess capacity problem, many countries have instituted various measures to protect their domestic steel industries including the U.S. Section 201 of the Trade Act and EU safeguard measure. Canada then initiated a safeguard investigation while Mexico and Malaysia increased import tariff on steel products. Moreover, a large number of importing countries are considering adopting protective measures. For instance, Poland, Hungary, and Bulgaria are considering safeguard measure. Venezuela, Russia, and Indonesia plan to increase their import tariff while Australia, Taiwan, and Czech Republic are implementing import licensing or monitoring system.

Mr. Sittichai said that all the above measures have caused major exporters to instead divert their products to the countries without any measure. Foreseeing the impact of steel crisis, Thai government initiated a 6-month surcharge measure in January. This temporarily helps relieve the difficulties faced by Thai steel industry by reducing certain types of imported products. However, another round of crisis is expected when the surcharge measure expires by the end of July. Therefore, the government should expedite the enforcement of new measures such as anti-dumping and/or safeguard measures.

In terms of export, hot rolled coils from Thailand are exempt from the U.S. Section 201 as Thailand is considered a developing country and a WTO member and SSI is subject to a low combined dumping and subsidy rate, with a strong support from the Thai government agencies in defending these allegations. Thailand is also exempt from EU provisional safeguard measures and is not subject to the AD investigation. As a result, there is a good opportunity for SSI to export to the United Stated and the EU in the future.

In 2002, SSI received the Prime Minister's Industry Award 2002 for Quality Management for the third consecutive year following the Prime Minister's Industry Award for Productivity Improvement in 2000 and for Environmental Management in 2001. These honours affirm the Company's ongoing efforts to improve its management systems in accordance with its philosophy and its commitment for continuous development under its sustainable good corporate governance.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards and ISO 14001 certification for environmental management system standards. Besides, SSI's product receives Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

SSI develops steel industry
to support the economic and social security of the Country.

PRESS RELEASE
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

01/051-006/2545

May 28. 2002

Sahaviriya Steel Industries introduced the new President and Executive Vice President.

Sahaviriya Steel Industries (SSI) introduced the new President and Executive Vice President and appointed Mr. Adisak Lowjun, the former President, as the Company's consultant.

Mr. Maruey Phadoongsidhi, the Chairman of the Board of Directors of Sahaviriya Steel Industries Public Company Limited, disclosed that the Board of Directors' meeting held on May 24, 2002 appointed Mr. Sittichai Thiensathaporn as the President and Executive Director and Mr. Win Viriyaprapaikit as Executive Vice President, effective on June 1, 2002. Mr. Adisak Lowjun, the Company's Director, Executive Director, and the former President, resigned from all positions on his own accord. However, Mr. Adisak will continue to serve SSI as an advisor to give advice to the management.

Mr. Sittichai Thiensathaporn, the former Executive Vice President of Sahaviriya Steel Industries Public Company Limited, received a B.S. degree in Accounting from the Thammasat University and MBA in Finance from the University of Scranton, U.S.A. Before joining SSI in 1991, he worked as a research and teaching assistant at the School of Business Administration, University of North Carolina at Chapel Hill, U.S.A. He was appointed to the Board of Directors of the Company since 1997.

Mr. Win Viriyaprapaikit, the Company's new Executive Vice President, received a B.S. degree in Engineering from Keio University, Tokyo, Japan and MBA from Sasin Graduate Institute of Business Administration, Chulalongkorn University. He was appointed a Director and Executive Director of the Company since 1999.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.

01/051-011/2545

July 31, 2002

SSI reports its performance for the second quarter of 2002

The 10% growth of domestic demand for HR products contributes to an increase in SSI's sales volume and a net profit of Baht 711.1 million in the second quarter, while the market share of domestic producers increased to 57% as a result of the measures enforced by the Thai Government.

Mr. Sittichai Thiensathaporn, President of Sahaviriya Steel Industries PLC or SSI, reported the results of operations for the second quarter of 2002 that the Company sold 492,365 tonnes of hot rolled coils with sales turnover of Baht 5,580.6 million, up from 331,326 tonnes and Baht 3,543.6 million in the same period last year. The Company realized the net profit after cost of goods sold, selling and administrative expenses, and interest expenses of Baht 711.1 million. The average selling price in the second quarter of 2002 rose by 6% to Baht 11,179 from Baht 10,524 per tonne in the first quarter.

Based on available import statistics and sales of domestic producers during January to May, the Company estimates that the annual consumption of hot rolled product would grow by 10% from 4 million tonnes last year to 4.4 million tonnes this year due to economic recovery in construction and automobile and auto part industries. The BOI surcharge measure imposed by the government in early 2002 to provide a temporary relief to the domestic steel industry had led to a reduction in import share from 54% last year to a current level of 43%, an increase in domestic producers' market share from 46% to 57% and an increase in the domestic capacity utilization from 30% to 40%. The increase in metal spread between selling price and raw material cost, lower interest expense, and lower production cost from ongoing productivity improvement and cost reduction measures help improve the company's performance and reduce the retained deficit to Baht 8,281.1 million at the end of the second quarter.

Following the initiation of AD investigation on hot rolled imports from 14 countries in early July, the Department of Foreign Trade imposed a 30% bond on imports from these countries starting from July 28, when the BOI surcharge expired, until the date of preliminary determination. Several countries including the U.S., EU, and China, the primary export markets, have imposed the safeguard measures to protect their domestic steel industry. Thailand, the fourth largest steel net importing country in the world, becomes the next target for hot rolled dumping ground. The bond requirement is expected to help prevent, to certain extent, an influx of imports during the AD investigation. Nevertheless, imports from sources other than these 14 countries may undermine the effectiveness of the AD measure and cause further damage to the domestic steel industry.

Sahaviriya Steel Industries PLC (SSI) is the first manufacturer of hot-rolled steel sheet in coils in Thailand with promotional privileges granted by the Board of Investment (BOI) and was awarded ISO 9002 certification for quality management system standards, ISO 14001 certification for environmental management system standards and TIS 18001 certification for occupational health and safety management system standards. In addition, SSI's products meet Thai Industrial Standards (TIS) and Japanese Industrial Standards (JIS). For further information, please visit the Company's web site at http://www.ssi-steel.com.